

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

David J. Woodhouse
Chief Executive Officer
NGM Biopharmaceuticals, Inc.
101 California Street, 5th Floor
San Francisco, California 94111

> **Re: NGM Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2020**
> **File No. 333-238991**

Dear Dr. Woodhouse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 5517237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences